SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Lonny E. Townsend

MGG Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(877) 934-6571

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55907R108	13D	Page 2 of 17 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds SC/OO (Exchange of units by subject company)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 17,341,193
8 Shared Voting Power 0
9 Sole Dispositive Power 17,341,193
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 17 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS GP, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 17,341,193
8 Shared Voting Power 0
9 Sole Dispositive Power 17,341,193
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 4 of 17 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 5 of 17 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 6 of 17 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 7 of 17 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 8 of 17 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person IA, OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 9 of 17 Pages

1	Name of Reporting Person TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 10 of 17 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 11 of 17 Pages

1	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 12 of 17 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 13 of 17 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,341,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,341,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 17,341,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person OO (Limited Liability Company)

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON FEBRUARY 28, 2006. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 1.	Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 17,341,193, which constitutes approximately 27.7% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assumes that at April 3, 2007 there were 62,646,551 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Subsections (a)-(b), (c) and (d) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b)	(i)	MGG Holdings is the sole record owner of, and has the sole power to vote and dispose of 17,341,193 Common Units (27.7%).

	(ii)	MGG Holdings GP does not directly own any Units. By virtue of being the sole general partner of MGG Holdings, MGG Holdings GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

	(iii)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

	(iv)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(Page 14 of 17 Pages)

(v)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(vi)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(vii)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(viii)	MDP does not directly own any Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(ix)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(x)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(xi)	TC Group does not directly own any Units. By virtue of being the sole member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(xii)	TCG Holdings does not directly own any Units. By virtue of being the managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 17,341,193 Common Units (27.7%).

(Page 15 of 17 Pages)

(c)	On April 3, 2007, MGG Holdings and the Issuer entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) in connection with the direct sale of 23,305,355 Common Units of the Issuer (the “Purchased Units”) to the purchasers set forth on Schedule A to the Purchase Agreement (the “Purchasers”) in a privately negotiated transaction (the sales are herein referred to as the “Transactions”). A copy of the Purchase Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K referenced in the Exhibit Index below and is incorporated herein by reference. On the same day MGG Holdings sold the Purchased Units to the Purchasers for $24.50 per Common Unit.

(d)	None.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

MGG Holdings Partnership Agreement and Limited Liability Company Agreement of MGG Holdings GP

Pursuant to the First Amended and Restated Limited Partnership Agreement of MGG Holdings and the First Amended and Restated Limited Liability Company Agreement of MGG Holdings GP, management of the affairs of MGG Holdings, which would include the voting of and disposition of the units, is vested in the Board of Managers of MGG Holdings GP. On November 17, 2006, C/R MLP and MCDP IV entered into the Amendment No. 1 to the First Amended and Restated Limited Liability Company Agreement of MGG Holdings GP (the “First Amendment”). Pursuant to the terms of the First Amendment, effective immediately upon the closing of the merger of Knight Acquisition Co., a Kansas corporation of which an affiliate of C/R MLP is an equity holder, and Kinder Morgan, Inc. a Kansas Corporation (the “KMI Merger”), which occurred on May 30, 2007, C/R MLP lost its rights to appoint any members to the Board of Managers of MGG Holdings GP. Effective immediately upon the closing the KMI Merger, approval by a majority of the Class A Units in MGG Holdings GP is required for, among other things, a sale or transfer of a material amount of assets by MGG Holdings GP or MGG Holdings.

Issuer Partnership Agreement

The Issuer Partnership Agreement contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers and allocations of profits and losses to the partners.

Item 7.	Material to be filed as Exhibits.

Exhibit A —	Joint Filing Agreement.

(Page 16 of 17 Pages)

Exhibit B —	Common Unit Purchase Agreement dated as of April 3, 2007 by and among MGG Midstream Holdings, L.P., Magellan Midstream Holdings, L.P. and the Purchasers party thereto (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed April 4, 2007).

Exhibit C —	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 15, 2006 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed February 15, 2007).

Exhibit D —	Third Amended & Restated Limited Liability Company Agreement of the Issuer GP, dated December 21, 2005 (filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129623)).

(Page 17 of 17 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 26, 2007

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC
Its: General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Gregory A. Beard
	Name:	Gregory A. Beard
	Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Gregory A. Beard
	Name:	Gregory A. Beard
	Title:	Authorized Person

C/R ENERGY GP II, LLC

	By:	/s/ Gregory A. Beard
	Name:	Gregory A. Beard
	Title:	Authorized Person

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Gregory A. Beard
	Name:	Gregory A. Beard
	Title:	Authorized Person

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director